EXHIBIT 12.1
BOSTON PROPERTIES LIMITED PARTNERSHIP
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DISTRIBUTIONS
Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the nine months ended September 30, 2015 and the five years ended December 31, 2014 were as follows:

	Nine Months Ended September 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures and gains on consolidation of joint ventures	$324,053	$353,758	$254,536	$244,561	$225,277	$148,921
Gains on sales of real estate	294,807	174,686	—	—	—	2,734
Amortization of interest capitalized	7,536	8,211	5,522	5,278	4,188	2,660
Distributions from unconsolidated joint ventures	6,484	7,372	17,600	20,565	22,451	10,733
Fixed charges (see below)	355,804	514,868	522,070	465,586	446,633	419,881
Subtract:
Interest capitalized	(25,915)	(52,476)	(68,152)	(44,278)	(48,178)	(40,981)
Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(30,045)	(28,958)	(5,818)	—	—	—
Total earnings	$932,724	$977,461	$725,758	$691,712	$650,371	$543,948
Fixed charges:
Interest expensed	$326,018	$455,743	$447,240	$413,564	$394,131	$378,079
Interest capitalized	25,915	52,476	68,152	44,278	48,178	40,981
Portion of rental expense representative of the interest factor	3,871	6,649	6,678	7,744	4,324	821
Total fixed charges	$355,804	$514,868	$522,070	$465,586	$446,633	$419,881
Preferred distributions	7,860	11,523	14,103	3,497	3,339	3,343
Total combined fixed charges and preferred distributions	$363,664	$526,391	$536,173	$469,083	$449,972	$423,224

Ratio of earnings to fixed charges	2.62	1.90	1.39	1.49	1.46	1.30
Ratio of earnings to combined fixed charges and preferred distributions	2.56	1.86	1.35	1.47	1.45	1.29